FY2007 Semi-Annual Consolidated Financial Results

(April 1, 2006 through September 30, 2006)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

November 7, 2006

Company name	: Toyota Motor Corporation

Stock Exchanges on which the shares are listed	: Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in Japan

Code number	: 7203

Location of the head office	: Aichi Prefecture

URL	: http://www.toyota.co.jp

Representative	: Katsuaki Watanabe, President

Contact person	: Takuo Sasaki, General Manager, Accounting Division Tel. (0565) 28-2121

Date of the meeting of the Board of Directors for FY2007 semi-annual financial results	: November 7, 2006

Whether or not to be prepared in accordance with accounting principles generally accepted in the United States of America	: Yes

1. Consolidated results for FY2007 Semi-Annual (April 1, 2006 through September 30, 2006)

(1) Consolidated financial results

			(Amounts are rounded to the nearest million yen)
	Net revenues		Operating income		Income before income taxes, minority interest and equity in earnings of affiliated companies
	Million yen	%	Million yen	%	Million yen	%
FY2007 semi-annual	11,471,889	<15.3>	1,093,425	<35.1>	1,166,134	<36.2>
FY2006 semi-annual	9,953,160	<10.3>	809,491	<-6.6>	855,997	<-6.3>

FY2006	21,036,909		1,878,342		2,087,360

	Net income		Net income per share —Basic	Net income per share —Diluted
	Million yen	%	Yen	Yen
FY2007 semi-annual	777,216	<36.2>	241.36	241.25
FY2006 semi-annual	570,520	<-2.3>	175.13	175.10

FY2006	1,372,180		421.76	421.62

Note 1:	Equity in earnings of affiliated companies: FY2007 semi-annual 89,491 million yen, FY2006 semi-annual 70,642 million yen, FY2006 164,366 million yen.
Note 2:	Average number of shares issued and outstanding in each period (consolidated): FY2007 semi-annual 3,220,116,379 shares, FY2006 semi-annual 3,257,622,639 shares, FY2006 3,253,450,041 shares.
Note 3:	Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

FY2007 Semi-Annual Consolidated Financial Results

(April 1, 2006 through September 30, 2006)—(Continued)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Ratio of shareholders’ equity	Shareholders’ equity per share
	Million yen	Million yen	%	Yen
FY2007 semi-annual	30,047,847	10,994,535	36.6	3,418.62
FY2006 semi-annual	26,257,592	9,692,765	36.9	2,979.91

FY2006	28,731,595	10,560,449	36.8	3,257.63

Note:	Number of shares issued and outstanding at the end of each period (consolidated): FY2007 semi-annual 3,216,076,050 shares, FY2006 semi-annual 3,252,699,944 shares, FY2006 3,241,757,467 shares.

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at the end of the period
	Million yen	Million yen	Million yen	Million yen
FY2007 semi-annual	1,570,993	(1,721,174)	470,870	1,906,381
FY2006 semi-annual	1,339,458	(1,650,783)	489,964	1,695,897

FY2006	2,515,480	(3,375,500)	876,911	1,569,387

(4)	Scope of consolidation and equity method

Number of consolidated subsidiaries	528 companies
Number of affiliated companies	217 companies
Number of affiliated companies accounted for under the equity method	56 companies

(5)	Changes in scope of consolidation and equity method

Consolidated subsidiaries
(increase)	13 companies	Iwate Toyota Motor Co., Ltd, Fukushima Toyota Motor Co., Ltd, etc.
(decrease)	8 companies	Toyota Motor North America, Inc., etc.

Affiliated companies accounted for under the equity method
(increase)	1 company	Guangzhou Toyota Motor Co., Ltd
(decrease)	1 company	Fukushima Toyota Motor Co., Ltd

FY2007 Semi-Annual Consolidated Financial Results

(April 1, 2006 through September 30, 2006)—(Continued)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

2. Forecast of consolidated results for FY2007 (April 1, 2006 through March 31, 2007)

	Net revenues	Operating income	Income before income taxes, minority interest and equity in earnings of affiliated companies	Net income
	Million yen	Million yen	Million yen	Million yen
FY2007	23,200,000	2,200,000	2,300,000	1,550,000

Reference: Forecast of net income per share—Basic (FY2007): 481.95 Yen

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.